UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*
                                 INTRENET, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    461190100
                -------------------------------------------------
                                 (CUSIP Number)

                               Francisco A. Garcia
                        Neptune Management Company, Inc.
                             881 Ocean Drive, #20-F
                           Key Biscayne, Florida 33149
                                 (305) 361-3189
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 3, 1995
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13g to report the acquisition which is the subject of this schedule 13d, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box / /. Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.) Note: six copies of this statement, including all exhibits, should be filed with the commission. See rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of section 18 of the securities exchange act ("act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the notes).

                     CUSIP NO. 461190100 PAGE 2 OF 14 PAGES

                           1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             NEPTUNE PARTNERS, L.P.
-------------------------------------------------------------------------------
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [ x ]
                                     (b) [ ]
-------------------------------------------------------------------------------
                                 3 SEC USE ONLY

-------------------------------------------------------------------------------
                               4 SOURCE OF FUNDS*

                                       WC
-------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       [ ]
-------------------------------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
                               7 SOLE VOTING POWER
                                    NUMBER OF
                                 SHARES 318,590
 -----------------------------------------------------------------
                              8 SHARED VOTING POWER
                                      EACH
                                  REPORTING -0-
  -----------------------------------------------------------------------
                           9 SOLE DISPOSITIVE POWER

                                     318,590
 -----------------------------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                       -0-
-------------------------------------------------------------------------------
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     318,590
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.4%
-------------------------------------------------------------------------------
                          14 TYPE OF REPORTING PERSON*

                                       PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                     CUSIP NO. 461190100 PAGE 3 OF 14 PAGES

                           1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          NEPTUNE II INVESTORS LIMITED
-------------------------------------------------------------------------------
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [ x ]
                                     (b) [ ]
-------------------------------------------------------------------------------
                                 3 SEC USE ONLY

-------------------------------------------------------------------------------
                               4 SOURCE OF FUNDS*

                                       WC
-------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       [ ]
-------------------------------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands
-------------------------------------------------------------------------------
                               7 SOLE VOTING POWER
                                    NUMBER OF
                                 SHARES 175,513
 -----------------------------------------------------------------
                              8 SHARED VOTING POWER
                                      EACH
                                  REPORTING -0-
  -----------------------------------------------------------------------
                            9 SOLE DISPOSITIVE POWER

                                     175,513
 -----------------------------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                       -0-
-------------------------------------------------------------------------------
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     175,513
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.3%
-------------------------------------------------------------------------------
                          14 TYPE OF REPORTING PERSON*

                                       CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                     CUSIP NO. 461190100 PAGE 4 OF 14 PAGES

                           1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          NEPTUNE PARTNERS-1989A, L.P.
-------------------------------------------------------------------------------
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [ x ]
                                     (b) [ ]
-------------------------------------------------------------------------------
                                 3 SEC USE ONLY

-------------------------------------------------------------------------------
                               4 SOURCE OF FUNDS*

                                       WC
-------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       [ ]
-------------------------------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
                               7 SOLE VOTING POWER
                                    NUMBER OF
                                  SHARES 63,739
  -----------------------------------------------------------------
                              8 SHARED VOTING POWER
                                      EACH
                                  REPORTING -0-
 -----------------------------------------------------------------------
                            9 SOLE DISPOSITIVE POWER

                                     63,739
 -----------------------------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                                       -0-
-------------------------------------------------------------------------------
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     63,739
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.5%
------------------------------------------------------------------------------
                          14 TYPE OF REPORTING PERSON*

                                       PN
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                     CUSIP NO. 461190100 PAGE 5 OF 14 PAGES

                           1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         NEPTUNE 1989 INVESTORS LIMITED
-------------------------------------------------------------------------------
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a) [ x ]
                                     (b) [ ]
-------------------------------------------------------------------------------
                                 3 SEC USE ONLY

-------------------------------------------------------------------------------
                               4 SOURCE OF FUNDS*

 WC ---------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       [ ]
-------------------------------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands
-------------------------------------------------------------------------------
                               7 SOLE VOTING POWER
                                    NUMBER OF
                                  SHARES 41,280
 -----------------------------------------------------------------
                              8 SHARED VOTING POWER
                                      EACH
                                  REPORTING -0-
  -----------------------------------------------------------------------
                            9 SOLE DISPOSITIVE POWER

                                     41,280
 -------------------------------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                       -0-
-------------------------------------------------------------------------------
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     41,280
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.3%
-------------------------------------------------------------------------------
                          14 TYPE OF REPORTING PERSON*

                                       CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                     CUSIP NO. 461190100 PAGE 6 OF 14 PAGES

                           1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    NEPTUNE 1989C OFFSHORE INVESTORS LIMITED
-------------------------------------------------------------------------------
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [ x ]
                                     (b) [ ]
-------------------------------------------------------------------------------
                                 3 SEC USE ONLY

-------------------------------------------------------------------------------
                               4 SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       [ ]
-------------------------------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands
-------------------------------------------------------------------------------
                               7 SOLE VOTING POWER
                                    NUMBER OF
                                  SHARES 27,762
  -----------------------------------------------------------------
                          8 SHARED VOTING POWER
                                      EACH
                                  REPORTING -0-
  -----------------------------------------------------------------------
                           9 SOLE DISPOSITIVE POWER

                                     27,762
 -------------------------------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                       -0-
-------------------------------------------------------------------------------
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     27,762
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.2%
-------------------------------------------------------------------------------
                          14 TYPE OF REPORTING PERSON*

                                       CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                     CUSIP NO. 461190100 PAGE 7 OF 14 PAGES

                           1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               FRANCISCO A. GARCIA
-------------------------------------------------------------------------------
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [ x ]
                                     (b) [ ]
-------------------------------------------------------------------------------
                                 3 SEC USE ONLY

-------------------------------------------------------------------------------
                               4 SOURCE OF FUNDS*

                                       WC
-------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       [ ]
-------------------------------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Spain
-------------------------------------------------------------------------------
                                 7 SOLE VOTING POWER

                                    -0-
  -----------------------------------------------------------------
                          8 SHARED VOTING POWER
                                      EACH
                                REPORTING 626,884
  -----------------------------------------------------------------------
                          9 SOLE DISPOSITIVE POWER

                                       -0-
 -------------------------------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                     626,884
-------------------------------------------------------------------------------
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     626,884
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [ ]
-------------------------------------------------------------------------------

                                      4.7 %
-------------------------------------------------------------------------------
                          14 TYPE OF REPORTING PERSON*

                                       IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                     CUSIP NO. 461190100 PAGE 8 OF 14 PAGES

                           1 NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 A. TORREY READE
-------------------------------------------------------------------------------
              2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a) [ x ]
                                     (b) [ ]
-------------------------------------------------------------------------------
                                 3 SEC USE ONLY

-------------------------------------------------------------------------------
                               4 SOURCE OF FUNDS*

                                       WC
-------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                       [ ]
-------------------------------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
-------------------------------------------------------------------------------
                               7 SOLE VOTING POWER
                                    NUMBER OF
                                   SHARES -0-
  -----------------------------------------------------------------
                          8 SHARED VOTING POWER
                                      EACH
                                REPORTING 626,884
  -----------------------------------------------------------------------
                           9 SOLE DISPOSITIVE POWER

                                       -0-
 ------------------------------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                     626,884
-------------------------------------------------------------------------------
        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     626,884
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       [ ]
-------------------------------------------------------------------------------
             13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.7 %
-------------------------------------------------------------------------------
                          14 TYPE OF REPORTING PERSON*

                                       IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 9 OF 14 PAGES

This filing, being made jointly on behalf of the Reporting Persons (see Item 2), constitutes Amendment No. 1 to an initial statement (the "Initial Statement") on
Schedule 13D dated January 25, 1991 filed on behalf of the Reporting Persons. This Amendment No. 1 amends and restates the Initial Statement pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934. This Amendment No. 1 to the Initial Statement, which shall be the final amendment to the Initial Statement, is being filed to report that, as a result of additional issuances of Common Shares by the Issuer (see Item 1), each of the Reporting Persons individually, and all of them in the aggregate, have ceased to be the beneficial owner of more than 5% of the Issuer's Common Shares.
                          ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D, as amended and restated, filed on behalf of the Reporting Persons described in Item 2, relates to the common stock, without par value (the "Common Shares") of Intrenet, Inc. (the "Issuer"), 400 Technecenter Drive, Suite 200, Milford, Ohio 45150.
                        ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed jointly by Neptune Partners, L.P. ("Partners"), Neptune II Investors Limited ("NII"), Neptune Partners-1989A, L.P. ("N1989A"), Neptune 1989 Investors Limited ("N1989"), Neptune 1989C Offshore Investors Limited ("N1989C"), Francisco A. Garcia ("Garcia") and A. Torrey Reade ("Reade") (collectively, the "Reporting Persons"; Reporting Persons other than Garcia and Reade are referred to as the "Fund Reporting Persons"). The Reporting Persons have determined to file jointly by virtue of certain relationships. Each of the Fund Reporting Persons is an investment vehicle in liquidation managed directly by, or by entities under the joint control of, Garcia and Reade. In addition, certain of the Fund Reporting Persons have common investors and/or liquidators. As a result of their common investment management, the Reporting Persons may, when appropriate, coordinate their activities in holding, voting or disposing of Common Shares; however, the Reporting Persons have not agreed to such coordination and reserve the right to act independently. Following are (a) the name, place of organization and a business address of each Fund Reporting Person and of each general partner, investment manager, liquidator or other controlling person of such Fund Reporting Person which is not a natural person; and (b) the name, business address, present principal occupation and citizenship of each of Garcia and Reade as the controlling persons of each Fund Reporting Person who are natural persons. The principal business of each of the Fund Reporting Persons is investment in the securities and obligations of financially-distressed companies. Each Fund Reporting Person is in its liquidation phase.
                          1. (a) Neptune Partners, L.P.
                        (b) Neptune Partners-1989A, L.P.
                                c/o Nereid, Inc.
                          723 Harmersville-Canton Road
                             Salem, New Jersey 08079

Partners and N1989A are limited partnerships organized under the laws of the State of Delaware. Partners' general partners are Garcia and Reade. N1989A is filing on behalf of itself and as agent for certain of its former limited partners whose interests remain under common investment management with N1989A and who are entitled to a portion of the Common Shares or proceeds therefrom as a result of their investment in N1989A. N1989A's general partner is Neptune Management Partners, L.P. ("NMP"), a Delaware limited partnership having the same address as its general partner Neptune Management Company, Inc. ("NMC"), engaged in investment management. NMC, a Florida corporation engaged in investment management having its address at 881 Ocean Drive, Suite #20-F, Key Biscayne, Florida 3314, is the sole general partner of NMP. Reade and Garcia are the sole shareholders, directors and officers of NMC.

                               PAGE 10 OF 14 PAGES

                       2. (a) Neptune II Investors Limited
                       (b) Neptune 1989 Investors Limited
                  (c) Neptune 1989C Offshore Investors Limited
                            c/o CITCO, CITCO Building
                                  Wickhams Cay
                               Post Office Box 662
                               Road Town, Tortola
                             British Virgin Islands

NII, N1989 and N1989C are British Virgin Islands International Business Companies under the supervision of BVI Corporation Company Limited ("BCCL"), a British Virgin Islands company having the same address as said companies, as Liquidator. BCCL and its parent CITCO B.V.I. Limited, a British Virgin Islands company, are engaged in the administration of companies in the British Virgin Islands. As controlling persons of and successors to NII's and N1989's original investment manager, Garcia and Reade (through NMC) control the management of such Fund Reporting Persons' investments. NMP, also controlled by Garcia and Reade, acts as investment manager for N1989C.
                           3. (a) Francisco A. Garcia
                        Neptune Management Company, Inc.
                          881 Ocean Drive, Suite #20-F
                             Key Biscayne, FL 33149
                               (b) A. Torrey Reade
                                  Nereid, Inc.
                          723 Harmersville-Canton Road
                             Salem, New Jersey 08079

     Garcia is the Chairman of the Board and Reade is the President of NMC. Reade and Garcia are the sole shareholders, directors and officers of NMC, and their activities in that company and other investment management activities conducted directly by Garcia or Reade or through companies wholly-owned by Garcia or Reade, as the case may be, constitute their principal occupations. Reade is also a director of the Issuer. Reade is a United States citizen. Garcia is a citizen of Spain. To the best of the Reporting Persons' knowledge, none of the persons or entities listed in Item 2 hereof has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years, and none of said persons or entities, during the last five years, has been a party to any civil proceeding resulting in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities to which this statement relates were distributed to the Fund Reporting Persons by virtue of their holdings of 13 1/2% Senior Subordinated Debentures Due 1997 (the "Debentures") of Circle Express, Inc., the Issuer's predecessor, under a plan of reorganization of said company which became effective on January 15, 1991 (the "Plan"). The Plan and exhibits thereto are incorporated herein by reference and all summaries of provisions thereof herein are qualified in their entirety by the Plan and such exhibits. The Fund Reporting Persons acquired the Debentures at various times in the past with funds from their respective working capital. Such working capital was derived from capital contributions by investors in the Fund Reporting Persons and, in some instances, earnings thereon. Such capital contributions were made for the purpose of financing the Fund Reporting Persons' investment activities generally, and not for specific investment in securities of the Issuer.

                               PAGE 11 OF 14 PAGES

                         ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common Shares, and the Debentures with respect to which they were issued under the Plan, as an investment. In light of their liquidation status, the Fund Reporting Persons are reviewing their investments in the Common Shares and, depending on their assessment of all relevant factors (including general economic and market conditions; matters related to the Issuer's business prospects, financial condition and the market for its securities; and the objectives of the Fund Reporting Persons) may determine to dispose of any or all of the Common Shares in the open market, in private transactions or otherwise and/or distribute any or all of the Common Shares to their respective investors. In the event of a disposition of all of the Common Shares, Reade would, in all likelihood, resign as a director of the Issuer. The Reporting Persons have no present plans or proposals, which relate to or would result in any of the actions described in subparagraphs (a) through
(j) of item 4 of Schedule 13D.
                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The following table sets forth the number of Common Shares of the Issuer beneficially owned by each of the Reporting Persons, and the percentage of the Issuer's 13,412,138 Common Shares (as reported in its most recent Quarterly Report on Form 10-Q) which such numbers represent.
-------------------------------------------------------------------------------
            Holder of Securities Number of Shares Percentage of Class
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                              Partners 318,590 2.4%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                NII 175,513 1.3%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                               N1989A 63,739 0.5%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                N1989 41,280 0.3%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                               N1989C 27,762 0.2%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                        Garcia and Reade (1) 626,884 4.7%
-------------------------------------------------------------------------------


     (1) Garcia and Reade together are the general partners, investment managers, or controlling persons of the general partners or investment managers, of each of the Fund Reporting Persons and may be deemed to be the beneficial owners of the Common Shares to be owned by the Fund Reporting Persons. See subparagraph (b) of this Item. (b) Each of the Fund Reporting Persons, acting through its general partner(s) or investment manager(s), has sole power to vote and dispose of the Common Shares shown next to its name in the table in subparagraph (a) of this Item. Each Fund Reporting Person disclaims beneficial ownership of the Common Shares shown next to the names of the other Fund Reporting Persons in said table. Garcia and Reade, by virtue of the relationships described in Item 2, share the power to vote and dispose of the Common Shares owned by the Fund Reporting Persons. Although Garcia and Reade do not directly hold Common Shares, they are investors, directly or indirectly, in Partners and N1989A. They have received and may receive fees (some of which are based on investment profits) from all the Fund Reporting Persons. (c) None of the Reporting Persons have engaged in transactions in the Common Shares in the past 60 days. (d) Under certain circumstances, the investors in a Fund Reporting Person may have the right to receive the dividends from, or proceeds from the sale of, the Common Shares beneficially owned by such Fund Reporting Person. (e) On April 3, 1995, the Issuer announced the issuance, as of March 31, 1995, of an additional 3,636,352 Common Shares to converting holders of convertible debentures. The effect of this issuance was that each of the Reporting Persons individually, and all of them in the aggregate, ceased to be the beneficial owner of more than 5% of the Common Shares. Accordingly, the Reporting Persons have no further reporting obligation under Section 13(d) of the Securities Exchange Act of 1934.

                               PAGE 12 OF 14 PAGES


     ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
                      RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer. Agreements exist between the Fund Reporting Persons and their general partners or investment managers which govern generally the investment management of funds; however, none of these agreements relate specifically to any securities of the Issuer.
                   ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     (a) The Plan of Reorganization of Circle Express, Inc. and all exhibits hereto which were filed with the Commission as exhibits to said company's report on Form 10-Q for the second quarter of 1990 (File No. 0-14060), are incorporated herein by reference.
  (b) Joint Filing Agreement among the Reporting Persons dated the date hereof.

                               PAGE 13 OF 14 PAGES
                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    December 10, 1996 NEPTUNE PARTNERS, L.P.

                           By: /s/ FRANCISCO A. GARCIA
                 ----------------------------------------------
                                 General Partner

                          NEPTUNE II INVESTORS LIMITED

                       By Neptune Management Company, Inc.

                           By: /s/ FRANCISCO A. GARCIA
                ------------------------------------------------
                              Chairman of the Board

                          NEPTUNE PARTNERS-1989A, L.P.

                   By its general partner, Neptune Management
                                 Partners, L.P.

                   By its general partner, Neptune Management
                                  Company, Inc.

                           By: /s/ FRANCISCO A. GARCIA
                 ----------------------------------------------
                              Chairman of the Board

                         NEPTUNE 1989 INVESTORS LIMITED

                       By Neptune Management Company, Inc.

                             /s/ FRANCISCO A. GARCIA
               --------------------------------------------------
                              Chairman of the Board

                    NEPTUNE 1989C OFFSHORE INVESTORS LIMITED

                  By its investment manager, Neptune Management
                                 Partners, L.P.

                   By its general partner, Neptune Management
                                  Company, Inc.

                           By: /s/ FRANCISCO A. GARCIA
                 ----------------------------------------------
                              Chairman of the Board

                             /s/ FRANCISCO A. GARCIA
               --------------------------------------------------
                               Francisco A. Garcia
                               /s/ A. TORREY READE
       --------------------------------------------------- A. Torrey Reade

                               PAGE 14 OF 14 PAGES
                                   Exhibit (b)
                     JOINT FILING AGREEMENT FOR SCHEDULE 13D
The  undersigned  acknowledge  and agree that the  foregoing  Amendment No. 1 to
Schedule 13D with respect to the Common Stock, no par value, of Intrenet, Inc. shall be filed on behalf of each of them and contains the information with respect to each such person (and for which each such person shall be responsible) which would be contained if each such person were filing singly.

                    December 10, 1996 NEPTUNE PARTNERS, L.P.

                           By: /s/ FRANCISCO A. GARCIA
                 ----------------------------------------------
                                 General Partner

                          NEPTUNE II INVESTORS LIMITED

                       By Neptune Management Company, Inc.

                           By: /s/ FRANCISCO A. GARCIA
                ------------------------------------------------
                              Chairman of the Board

                          NEPTUNE PARTNERS-1989A, L.P.

                   By its general partner, Neptune Management
                                 Partners, L.P.

                   By its general partner, Neptune Management
                                  Company, Inc.

                           By: /s/ FRANCISCO A. GARCIA
                 ----------------------------------------------
                              Chairman of the Board

                         NEPTUNE 1989 INVESTORS LIMITED

                       By Neptune Management Company, Inc.

                             /s/ FRANCISCO A. GARCIA
               --------------------------------------------------
                              Chairman of the Board

                    NEPTUNE 1989C OFFSHORE INVESTORS LIMITED

                  By its investment manager, Neptune Management
                                 Partners, L.P.

                   By its general partner, Neptune Management
                                  Company, Inc.

                           By: /s/ FRANCISCO A. GARCIA
                 ----------------------------------------------
                              Chairman of the Board

                             /s/ FRANCISCO A. GARCIA
               --------------------------------------------------
                               Francisco A. Garcia
                               /s/ A. TORREY READE
               ---------------------------------------------------
                                 A. Torrey Reade